UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

VMware, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)

928563402

(CUSIP Number)

Janet B. Wright

Senior Vice President – Corporate, Finance & Securities Counsel

Dell Technologies Inc.

One Dell Way

Round Rock, TX 78682

(512) 728-7800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

with copies to:

Richard J. Parrino

Kevin K. Greenslade

Hogan Lovells US LLP

555 Thirteenth Street, N.W.

Washington, D.C. 20004

(202) 637-5600

September 7, 2016

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 928563402	Page 2 of 15 Pages

1	Names of reporting persons Dell Technologies Inc.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	7	Sole voting power -0-
	8	Shared voting power 343,025,308 shares of Class A Common Stock 1/
	9	Sole dispositive power -0-
	10	Shared dispositive power 343,025,308 shares of Class A Common Stock 1/
11	Aggregate amount beneficially owned by each reporting person 343,025,308 shares of Class A Common Stock 1/
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 80.8% 2/
14	Type of reporting person (see instructions) CO

1/	Includes (i) 43,025,308 shares of Class A Common Stock and (ii) 300,000,000 shares of Class B Common Stock convertible into an equal number of shares of Class A Common Stock at any time. Assumes the conversion of the Class B Common Stock referred to above into shares of Class A Common Stock.
2/	Based on 424,408,248 shares of common stock issued and outstanding as of July 31, 2016, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2016, filed with the Securities and Exchange Commission on August 8, 2016. Assumes the conversion of the Class B Common Stock referred to in footnote 1 into shares of Class A Common Stock.

SCHEDULE 13D

CUSIP No. 928563402	Page 3 of 15 Pages

1	Names of reporting persons EMC Corporation
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Massachusetts
Number of shares beneficially owned by each reporting person with:	7	Sole voting power -0-
	8	Shared voting power 343,025,308 shares of Class A Common Stock 1/
	9	Sole dispositive power -0-
	10	Shared dispositive power 343,025,308 shares of Class A Common Stock 1/
11	Aggregate amount beneficially owned by each reporting person 343,025,308 shares of Class A Common Stock 1/
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 80.8% 2/
14	Type of reporting person (see instructions) CO

1/	Includes (i) 43,025,308 shares of Class A Common Stock and (ii) 300,000,000 shares of Class B Common Stock convertible into an equal number of shares of Class A Common Stock at any time. Assumes the conversion of the Class B Common Stock referred to above into shares of Class A Common Stock.
2/	Based on 424,408,248 shares of common stock issued and outstanding as of July 31, 2016, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2016, filed with the Securities and Exchange Commission on August 8, 2016. Assumes the conversion of the Class B Common Stock referred to in footnote 1 into shares of Class A Common Stock.

SCHEDULE 13D

CUSIP No. 928563402	Page 4 of 15 Pages

1	Names of reporting persons Michael S. Dell
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with:	7	Sole voting power -0-
	8	Shared voting power 343,025,308 shares of Class A Common Stock 1/
	9	Sole dispositive power -0-
	10	Shared dispositive power 343,025,308 shares of Class A Common Stock 1/
11	Aggregate amount beneficially owned by each reporting person 343,025,308 shares of Class A Common Stock 1/
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 80.8% 2/
14	Type of reporting person (see instructions) IN

1/	Includes (i) 43,025,308 shares of Class A Common Stock and (ii) 300,000,000 shares of Class B Common Stock convertible into an equal number of shares of Class A Common Stock at any time. Assumes the conversion of the Class B Common Stock referred to above into shares of Class A Common Stock.
2/	Based on 424,408,248 shares of common stock issued and outstanding as of July 31, 2016, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2016, filed with the Securities and Exchange Commission on August 8, 2016. Assumes the conversion of the Class B Common Stock referred to in footnote 1 into shares of Class A Common Stock.

Item 1.	Security and Issuer.

This statement on Schedule 13D relates to the shares of Class A Common Stock, par value $0.01 per share (the “Class A Common Stock”), of VMware, Inc., a Delaware corporation (the “Issuer”). The Issuer’s principal executive offices are located at 3401 Hillview Avenue, Palo Alto, California 94304.

Item 2.	Identity and Background.

This Schedule 13D is being filed by Dell Technologies Inc. (“Dell Technologies”), a Delaware corporation, EMC Corporation (“EMC”), a Massachusetts corporation, and Michael S. Dell (collectively, the “Reporting Persons”).

Dell Technologies is a global information technology company that delivers integrated IT solutions across customer segments. Dell Technologies is a holding company that conducts its business operations through its direct and indirect subsidiaries. Dell Technologies’ principal executive offices are located at One Dell Way, Round Rock, Texas 78682.

EMC is a company that manages a federation of businesses, each of which plays a role in the transformation of information technology. EMC’s principal executive offices are located at 176 South Street, Hopkinton, Massachusetts 01748.

Michael S. Dell is the Chairman and Chief Executive Officer of Dell Technologies. Mr. Dell beneficially owns voting securities of Dell Technologies representing a majority of the voting power of all voting securities of Dell Technologies and has the power to elect directors who control a majority of the total votes entitled to be cast on the Dell Technologies board of directors. Mr. Dell’s principal business address is c/o Dell Technologies Inc., One Dell Way, Round Rock, Texas 78682. Mr. Dell is a citizen of the United States.

EMC is the record holder of the following shares of common stock of the Issuer being reported on this Schedule 13D: (i) 43,025,308 shares of Class A Common Stock; and (ii) 300,000,000 shares of Class B Common Stock, par value $0.01 per share (the “Class B Common Stock”), convertible into an equal number of shares of Class A Common Stock at any time. EMC is indirectly wholly-owned by Dell Technologies through its directly and indirectly held wholly-owned subsidiaries, consisting of Denali Intermediate Inc., a Delaware corporation, and Dell Inc., a Delaware corporation. Dell Technologies, and each such subsidiary in the chain of subsidiaries through which Dell Technologies owns EMC (collectively, the “Dell Entities”), by reason of its ownership of the voting securities of the subsidiary below it in the chain, has the right to elect or appoint the members of the governing body of that subsidiary and, therefore, to direct the management and policies of that subsidiary. As a result, each Dell Entity shares, or has the right to acquire, voting and investment power over the Issuer’s common stock held of record by EMC.

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13D as Exhibit 1, pursuant to which the Reporting Persons have agreed to file this Schedule 13D jointly in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

During the past five years, none of the Reporting Persons and, to their knowledge, none of the directors or executive officers listed on Annex A (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Page 5 of 15 Pages

Item 3.	Source and Amount of Funds or Other Consideration.

On September 7, 2016, Dell Technologies, formerly known as Denali Holding Inc., indirectly acquired EMC pursuant to an Agreement and Plan of Merger, dated as of October 12, 2015, as amended by the First Amendment to the Agreement and Plan of Merger, dated as of May 16, 2016, through the merger of Universal Acquisition Co., a wholly-owned subsidiary of Dell Technologies (“Merger Sub”), into EMC (the “Merger”). Among the EMC assets that were acquired in the Merger were (i) 43,025,308 shares of Class A Common Stock of the Issuer and (ii) 300,000,000 shares of Class B Common Stock of the Issuer convertible into an equal number of shares of Class A Common Stock at any time. As a result of the closing of the Merger, Dell Technologies and Mr. Dell became the indirect beneficial owners of 343,025,308 shares of the Issuer’s Class A Common Stock, which continue to be held of record and beneficially owned by EMC. Other than the consideration paid in the Merger to the former stockholders of EMC, no additional consideration was paid by Dell Technologies for the Issuer’s shares of common stock.

Item 4.	Purpose of Transaction.

As described in Item 3 above, Dell Technologies acquired EMC in the Merger on September 7, 2016. Dell Technologies acquired EMC because of its belief that (i) the combined company will be a leader in numerous high-growth areas of the information technology market, (ii) the combination will enable the combined company to address more of its customers’ needs and (iii) the transaction will strengthen the position of both EMC and Dell Technologies.

From time to time, but subject to the restrictions referred to below, the Reporting Persons may acquire additional shares of the Issuer’s Class A Common Stock or determine to dispose of all or a portion of the shares of common stock of the Issuer beneficially owned by them. The Reporting Persons intend to review their investment in the Issuer on a continuing basis and, upon further developments, including the ongoing evaluation of the Issuer’s business, financial condition, operating results and prospects, the business and prospects of Dell Technologies and EMC, other investment and business opportunities available to the Reporting Persons, general stock market and economic conditions, and tax considerations, may change their investment in the Issuer.

The ability of Dell Technologies to acquire additional shares of common stock of the Issuer is restricted. Dell Technologies has agreed with EMC that, from the completion of the Merger through the two-year anniversary of the completion of the Merger, Dell Technologies and its subsidiaries (other than the Issuer and its subsidiaries) will not purchase or otherwise acquire any shares of common stock of the Issuer if such acquisition would cause the common stock of the Issuer to no longer be publicly traded on a U.S. securities exchange or the Issuer will no longer be required to file reports with the Securities and Exchange Commission under the Exchange Act, in each case unless such acquisition of the Issuer’s common stock is required in order for the Issuer to continue to be a member of the affiliated group of corporations filing a consolidated tax return with Dell Technologies for the purposes of Section 1502 of the Internal Revenue Code and the regulations thereunder.

Except as noted above, the Reporting Persons have no current plans or proposals which relate to, or would result in, any of the matters set forth in sub-items (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a)	As of September 7, 2016, the Reporting Persons are the beneficial owners of an aggregate of 343,025,308 shares of Class A Common Stock of the Issuer, consisting of (i) 43,025,308 shares of Class A Common Stock and (ii) 300,000,000 shares of Class B Common Stock that are convertible into an equal number of shares of Class A Common Stock at any time. The 343,025,308 shares of Class A Common Stock represent approximately 80.8% of the shares of Class A Common Stock. 3/

3/	Based on 424,408,248 shares of common stock issued and outstanding as of July 31, 2016, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2016, filed with the Securities and Exchange Commission on August 8, 2016. The percentage of Class A Common Stock reported assumes the conversion of the Class B Common Stock into shares of Class A Common Stock.

Page 6 of 15 Pages

(b)	Dell Technologies has:

(i)	sole power to vote or direct the vote of -0- shares;

(ii)	shared power to vote or direct the vote of 343,025,308 shares;

(iii)	sole power to dispose or direct the disposition of -0- shares; and

(iv)	shared power to dispose or direct the disposition of 343,025,308 shares.

EMC has:

(i)	sole power to vote or direct the vote of -0- shares;

(ii)	shared power to vote or direct the vote of 343,025,308 shares;

(iii)	sole power to dispose or direct the disposition of -0- shares; and

(iv)	shared power to dispose or direct the disposition of 343,025,308 shares.

Michael S. Dell has:

(i)	sole power to vote or direct the vote of -0- shares;

(ii)	shared power to vote or direct the vote of 343,025,308 shares;

(iii)	sole power to dispose or direct the disposition of -0- shares; and

(iv)	shared power to dispose or direct the disposition of 343,025,308 shares.

Under the terms of the Issuer’s Amended and Restated Certificate of Incorporation (the “Certificate of Incorporation”), a holder of a share of Class A Common Stock is entitled to one vote per share and a holder of a share of Class B Common Stock is entitled to ten votes per share. As a result, the Reporting Persons control approximately 97.4% of the combined voting power of both classes of common stock of the Issuer. In addition, the holders of the Class B Common Stock, voting separately as a class, are entitled to elect 80% of the total number of directors on the Issuer’s board of directors.

(c)	Except as described in Item 3 and Item 6, there have been no transactions in the shares of Class A Common Stock by the Reporting Persons during the past 60 days.

(d)	Except as set forth herein, to the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Class A Common Stock reported herein as beneficially owned.

(e)	Not applicable.

The information set forth in Annex A is incorporated by reference in this Item 5.

Page 7 of 15 Pages

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

In addition to the Joint Filing Agreement, dated as of September 15, 2016, that has been entered into by the Reporting Persons, set forth below are the contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or between the Reporting Persons and any other persons with respect to any securities of the Issuer.

Amended and Restated Sponsor Stockholders Agreement

Dell Technologies is a party to an Amended and Restated Sponsors Stockholders Agreement, dated as of September 7, 2016 (the “Stockholders Agreement”), entered into in connection with the Merger by and among Dell Technologies, Mr. Dell, the Susan Lieberman Dell Separate Property Trust (the “Trust,” and together with Mr. Dell, the “MD Stockholders”), MSDC Denali Investors, L.P. (the “MSDC Denali Investors”), MSDC Denali EIV, LLC (“MSDC Denali EIV” and, together with the MSDC Denali Investors, the “MSD Partners Stockholders”), the SLP Stockholders 4/ and related entities of Dell Technologies, which provides, among other matters, that without the prior written approval of the MD Stockholders and the SLP Stockholders, Dell Technologies and certain of its subsidiaries are prohibited from taking, or causing EMC to take, specified actions with respect to the Issuer’s securities, including actions to:

•	convert shares of Class B Common Stock into shares of Class A Common Stock;

•	vote to approve or consent to (i) any matter subject to EMC’s consent rights under the Certificate of Incorporation, (ii) any amendment to the Certificate of Incorporation or the Amended and Restated Bylaws of the Issuer, (iii) any sale, transfer, lease or other disposition of all or substantially all of the assets of the Issuer or (iv) any other action submitted to a vote of the Issuer’s stockholders other than the ratification of the appointment of the Issuer’s independent auditors and the election of directors; and

•	directly or indirectly transfer any equity securities, debt securities exercisable or exchangeable for, or convertible into, equity securities, or any option, warrant or other right to acquire any such equity securities or debt securities, in each case, of the Issuer.

The above consent rights of the MD Stockholders and SLP Stockholders may be exercised by the MD Stockholders, the SLP Stockholders and their respective permitted transferees, provided that all actions required to be taken by the MD Stockholders under the Stockholders Agreement may be taken by Mr. Dell or his permitted assignee, and provided, further, that in the event of Mr. Dell’s death or continuing disability, such actions must be taken by the holders of a majority of the Dell Technologies common stock (excluding the Class V Common Stock of Dell Technologies) held by the MD Stockholders. Such consent rights will terminate on the earliest of (i) the consummation of an initial underwritten public offering of Dell Technologies common stock listed on the New

4/	As used in this Schedule 13D, the term “SLP Stockholders” refers to the following entities: Silver Lake Partners III, L.P., a Delaware limited partnership; Silver Lake Technology Investors III, L.P., a Delaware limited partnership; Silver Lake Partners IV, L.P., a Delaware limited partnership; Silver Lake Technology Investors IV, L.P., a Delaware limited partnership; SLP Denali Co-Invest, L.P., a Delaware limited partnership; and their respective permitted transferees.

Dell Technologies is owned by various investors, including the SLP Stockholders, Mr. Dell, the Trust and certain of Mr. Dell’s affiliates. The SLP Stockholders and certain of their affiliates may be deemed to share beneficial ownership of the securities being reported in this Schedule 13D, and they will file separately or have filed separately a Schedule 13D to report their beneficial ownership in the Issuer’s Class A Common Stock.

Page 8 of 15 Pages

York Stock Exchange or the Nasdaq Stock Market involving the offering and sale of the number of shares of Class C Common Stock of Dell Technologies (the “Dell Class C Common Stock”) that equals or exceeds 10% of the outstanding Dell Technologies common stock (excluding the Class V Common Stock of Dell Technologies (the “Dell Class V Common Stock”)) after giving effect to such initial public offering, (ii) the consummation of an initial underwritten public offering of Dell Class C Common Stock on the New York Stock Exchange or the Nasdaq Stock Market that is approved by both the MD Stockholders and the SLP Stockholders and (iii) with respect to the consent rights of the MD Stockholders, such time as the aggregate number of shares of Dell Technologies common stock (excluding the Dell Class V Common Stock) beneficially owned by the MD Stockholders is less than 50% of 98,181,818 shares of Dell Technologies common stock (excluding the Dell Class V Common Stock) (as adjusted for any stock split, stock dividend, reverse stock split or similar event occurring after the Merger (the “Reference Number”)) and, with respect to the consent rights of the SLP Stockholders, such time as the aggregate number of shares of Dell Technologies common stock (excluding the Dell Class V Common Stock) beneficially owned by the SLP Stockholders is less than 50% of the Reference Number.

In addition, under the Stockholders Agreement, unless otherwise agreed to by the MD Stockholders and SLP Stockholders, for as long as Dell Technologies and/or its subsidiaries beneficially own securities of the Issuer representing a majority of the votes entitled to be cast for the election of the members of the board of directors of the Issuer, Dell Technologies has agreed to take, and cause its subsidiaries to take, any and all actions available to it or them to ensure that a representative designated by each of (i) the MD Stockholders and (ii) the SLP Stockholders will be nominated and elected to serve as a member of the Issuer’s board of directors. Such board designation rights with respect to the MD Stockholders will continue until the earlier to occur of (a) the consummation of an initial public offering of the Dell Class C Common Stock (a “Dell IPO”) and (b) the Aggregate Group II Director Votes (as defined in the Fourth Amended and Restated Certificate of Incorporation of Dell Technologies) equaling zero. Such board designation rights with respect to the SLP Stockholders will continue until the earlier to occur of (1) the consummation of a Dell IPO and (2) the Aggregate Group III Director Votes (as defined in the Fourth Amended and Restated Certificate of Incorporation of Dell Technologies) equaling zero. The Aggregate Group II Director Votes would equal zero when the aggregate number of shares of Dell Technologies common stock (excluding the Dell Class V Common Stock) beneficially owned by the MD Stockholders is less than 10% of the Reference Number and the Aggregate Group III Director Votes, subject to limited exceptions, would equal zero when the aggregate number of shares of Dell Technologies common stock (excluding the Dell Class V Common Stock) beneficially owned by the SLP Stockholders is less than 10% of the Reference Number.

Issuer’s Certificate of Incorporation and Master Transaction Agreement

The Issuer’s Certificate of Incorporation and the Master Transaction Agreement that was entered into between the Issuer and EMC in 2007 in connection with the Issuer’s initial public offering of common stock at such time contain provisions that require that, as long as EMC beneficially owns at least 20% or more of the outstanding shares of the Issuer’s common stock, the prior affirmative vote or written consent of EMC (or its successor-in-interest) as the holder of the Class B Common Stock be obtained (subject in each case to certain exceptions) in order to authorize the Issuer to:

•	consolidate or merge with any other entity;

•	acquire the stock or assets of another entity in excess of $100 million;

•	issue any stock or securities except to the Issuer’s subsidiaries or pursuant to the Issuer’s employee benefit plans;

Page 9 of 15 Pages

•	establish the aggregate annual amount of shares the Issuer may issue in equity awards;

•	dissolve, liquidate or wind up;

•	declare dividends on the Issuer’s stock;

•	enter into any exclusive or exclusionary arrangement with a third party involving, in whole or in part, products or services that are similar to EMC’s; and

•	amend, terminate or adopt any provision inconsistent with certain provisions of the Issuer’s Certificate of Incorporation or Amended and Restated Bylaws.

The foregoing summaries of the Stockholders Agreement, the Certificate of Incorporation and the Master Transaction Agreement are qualified in their entirety by reference to the complete text of such agreements, copies of which are filed as exhibits hereto and incorporated by reference herein.

Margin Bridge Credit Agreement

Of the 300,000,000 shares of Class B Common Stock of the Issuer beneficially owned by the Reporting Persons, 77,033,442 shares have been pledged by EMC, as the record holder of such shares, to secure obligations under a senior secured margin bridge facility in an aggregate principal amount of $2,500 million (the “Margin Bridge Facility”) existing pursuant to a credit agreement (the “Margin Bridge Credit Agreement”), dated as of September 7, 2016, among EMC, Merger Sub and JPMorgan Chase Bank, N.A., as administrative agent and collateral agent, and certain other financial institutions as lenders party thereto entered into in connection with the Merger. As a result of the Merger, EMC is the borrower under the Margin Bridge Facility. A summary of the terms of the Margin Bridge Facility and the Margin Bridge Credit Agreement is set forth under the caption “Item 1.01 – Entry into a Material Definitive Agreement – Debt Financing for the Merger – Margin Bridge Facility” in a Current Report on Form 8-K filed by Dell Technologies with the Securities and Exchange Commission on September 9, 2016.

Except as described above and elsewhere in this Schedule 13D, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the parties named in Item 2 above and between such persons and any person with respect to any of the Class A Common Stock of the Issuer.

Item 7.	Material to be Filed as Exhibits.

Exhibit 1 – Joint Filing Agreement, dated as of September 15, 2016, by and among Dell Technologies Inc., EMC Corporation and Michael S. Dell.

Exhibit 2 –Amended and Restated Sponsor Stockholders Agreement, dated as of September 7, 2016, by and among Dell Technologies Inc., Denali Intermediate Inc., Dell Inc., Universal Acquisition Co., EMC Corporation, Denali Finance Corp., Dell International L.L.C., Michael S. Dell, Susan Lieberman Dell Separate Property Trust, MSDC Denali Investors, L.P., MSDC Denali EIV, LLC, Silver Lake Partners III, L.P., Silver Lake Technology Investors III, L.P., Silver Lake Partners IV, L.P., Silver Lake Technology Investors IV, L.P. and SLP Denali Co-Invest, L.P. and the other stockholders named therein, incorporated by reference to Exhibit 10.5 to Dell Technologies Inc.’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on September 9, 2016 (Commission File No. 001-37867).

Exhibit 3 – Amended and Restated Certificate of Incorporation of VMware, Inc., incorporated by reference to Exhibit 3.1 to Amendment No. 2 to the Registration Statement on Form S-1 of VMware, Inc., filed with the Securities and Exchange Commission on July 9, 2007 (Registration No. 333-142368).

Exhibit 4 – Form of Master Transaction Agreement between EMC Corporation and VMware, Inc., incorporated by reference to Exhibit 10.1 to Amendment No. 2 to the Registration Statement on Form S-1 of VMware, Inc., filed with the Securities and Exchange Commission on July 9, 2007 (Registration No. 333-142368).

Page 10 of 15 Pages

Exhibit 5 – Limited Power of Attorney for Section 13 Reporting Obligations.

Page 11 of 15 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 15, 2016

DELL TECHNOLOGIES INC.

By:	/s/ Janet B. Wright
Name:	Janet B. Wright
Title:	Senior Vice President and
Assistant Secretary

EMC CORPORATION

By:	/s/ Janet B. Wright
Name:	Janet B. Wright
Title:	Senior Vice President and
Assistant Secretary

MICHAEL S. DELL

By:	/s/ Janet B. Wright
Name:	Janet B. Wright
Title:	Attorney-in-Fact

Page 12 of 15 Pages

ANNEX A

DIRECTORS AND EXECUTIVE OFFICERS

DELL TECHNOLOGIES INC.

The following sets forth the name, position and principal occupation of each director and executive officer of Dell Technologies Inc. Other than Mr. Durban, who is a citizen of Germany, each director and executive officer is a citizen of the United States. The business address of each director and executive officer is c/o Dell Technologies Inc., One Dell Way, Round Rock, Texas 78682. To the best of Dell Technologies Inc.’s knowledge, other than Mr. Dell, who is a Reporting Person in this Schedule 13D, none of its directors or executive officers beneficially owns any shares of Class A Common Stock of the Issuer and none of its directors or executive officers has engaged in any transactions in the shares of such Class A Common Stock during the past 60 days.

Directors	Principal Occupation

Michael S. Dell	Chief Executive Officer and Chairman Dell Technologies Inc.

David W. Dorman	Founding Partner Centerview Capital Technology

Egon Durban	Managing Partner and Managing Director Silver Lake Partners

William D. Green	Member of the board of directors of S&P Global

Ellen J. Kullman	Member of the boards of directors of United Technologies Corporation and Carbon

Simon Patterson	Managing Director Silver Lake Partners

Executive Officers	Title

Michael S. Dell	Chief Executive Officer

Jeremy Burton	Corporate EVP, Marketing & Corporate Development

Jeffrey W. Clarke	Vice Chairman, Operations and President, Client Solutions

Howard D. Elias	President, Global Services & IT

David I. Goulden	President, Enterprise Solutions

Page 13 of 15 Pages

Marius Haas	President and Chief Commercial Officer

Steven H. Price	Chief Human Resources Officer

Karen H. Quintos	Chief Customer Officer

Rory Read	Chief Integration Officer

Richard J. Rothberg	General Counsel

Thomas W. Sweet	Chief Financial Officer

EMC CORPORATION

The following sets forth the name, position and principal occupation of each director and executive officer of EMC Corporation. Each such person is a citizen of the United States. The business address of each director and executive officer is c/o Dell Technologies Inc., One Dell Way, Round Rock, Texas 78682. To the best of Dell Technologies Inc.’s knowledge, other than Mr. Dell, who is a Reporting Person in this Schedule 13D, none of the directors or executive officers of EMC Corporation beneficially owns any shares of Class A Common Stock of the Issuer and none of such directors and executive officers has engaged in any transactions in the shares of such Class A Common Stock during the past 60 days.

Director	Principal Occupation

Janet B. Wright	Senior Vice President – Corporate, Finance & Securities Counsel Dell Technologies Inc.

Executive Officers	Title

Michael S. Dell	Chairman and Chief Executive Officer

David I. Goulden	President, Enterprise Solutions

Tyler W. Johnson	Senior Vice President and Treasurer

Richard J. Rothberg	General Counsel and Secretary

Thomas W. Sweet	Chief Financial Officer

Janet B. Wright	Senior Vice President and Assistant Secretary

Tom Vallone	Senior Vice President, Tax

Maya McReynolds	Senior Vice President and Chief Accounting Officer

Mark Glenn	Senior Vice President

Page 14 of 15 Pages

EXHIBIT INDEX

Exhibit	Description of Exhibit

1	Joint Filing Agreement, dated as of September 15, 2016, by and among Dell Technologies Inc., EMC Corporation and Michael S. Dell

2	Amended and Restated Sponsor Stockholders Agreement, dated as of September 7, 2016, by and among Dell Technologies Inc., Denali Intermediate Inc., Dell Inc., Universal Acquisition Co., EMC Corporation, Denali Finance Corp., Dell International L.L.C., Michael S. Dell, Susan Lieberman Dell Separate Property Trust, MSDC Denali Investors, L.P., MSDC Denali EIV, LLC, Silver Lake Partners III, L.P., Silver Lake Technology Investors III, L.P., Silver Lake Partners IV, L.P., Silver Lake Technology Investors IV, L.P. and SLP Denali Co-Invest, L.P. and the other stockholders named therein, incorporated by reference to Exhibit 10.5 to Dell Technologies Inc.’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on September 9, 2016 (Commission File No. 001-37867)

3	Amended and Restated Certificate of Incorporation of VMware, Inc., incorporated by reference to Exhibit 3.1 to Amendment No. 2 to the Registration Statement on Form S-1 of VMware, Inc., filed with the Securities and Exchange Commission on July 9, 2007 (Registration No. 333-142368)

4	Form of Master Transaction Agreement between EMC Corporation and VMware, Inc., incorporated by reference to Exhibit 10.1 to Amendment No. 2 to the Registration Statement on Form S-1 of VMware, Inc., filed with the Securities and Exchange Commission on July 9, 2007 (Registration No. 333-142368)

5	Limited Power of Attorney for Section 13 Reporting Obligations

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